September 27, 2010
VIA FACSIMILE AND EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Kevin Woody, Branch Chief
                 Howard Efron, Staff Accountant
Telecopier Number: (703) 813-6984

Re:	First Industrial Realty Trust, Inc.
Form 10-K for the year ended December 31, 2009
Form 10-Q for the quarterly period ended March 31, 2010
Definitive Proxy Statement on Schedule 14A filed April 2, 2010
File No. 1-13102
Dear Messrs. Woody and Efron:
     We are writing to respond to the comment of the Staff contained in a letter, dated September 22, 2010, relating to the above-referenced filings of First Industrial Realty Trust, Inc. (the “Company”). Set forth below is the comment (in italics) as set forth in the Staff’s letter and immediately below the comment is the response of the Company.
Form 10-K for the fiscal year ended December 31, 2009
Item 7 Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies, page 30
1.	We note your enhanced discussion in the second paragraph of your response to prior comment 1 related to assumptions used in your impairment testing. Please confirm that you will enhance your discussion within the Management’s Discussion and Analysis of Financial Condition and Results of Operations of future filings to address significant changes in assumptions such as those which you had made in response to the severe recession.
Management hereby confirms that it will enhance its discussion within the Management’s Discussion and Analysis of Financial Condition and Results of Operations in future filings to address significant changes in its assumptions.
     In connection with responding to the above comment, the Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the filings; staff comments or changes to disclosure in response to staff comments do not foreclose

Securities and Exchange Commission
Attention: Kevin Woody, Branch Chief
                 Howard Efron, Staff Accountant
September 27, 2010

the Commission from taking any action with respect to the filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. If you have any questions about any of the Company’s responses to your comments or require further explanation, please do not hesitate to telephone me at (312) 344-4380.
Very truly yours,
/s/ Scott Musil
Scott Musil
Enclosures

cc:	Bruce W. Duncan John H. Clayton William E. Turner II